Exhibit 99.3

PRESS RELEASE	February 11, 2020

Largo Resources to Release 2019 Annual Financial Results on March 20, 2020

•                  Shareholder conference call with Paulo Misk, President and CEO, Ernest Cleave, CFO and Paul Vollant, Director of Sales and Trading will be conducted at 10:00 a.m. EST on Monday, March 23, 2020.

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) will release its 2019 audited annual financial results on Friday, March 20, 2020 after the close of market trading. Additionally, the Company will host a conference call to discuss 2019 operating and financial results on Monday, March 23 at 10:00 a.m. EST.

Details of the conference call are listed below:

Date:	Monday, March 23, 2020
Time:	10:00 a.m. EST
Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359
Conference ID:	43872339
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 872339#
Website:	To view press releases or any additional financial information, please visit the Investor Relations section of the Largo Resources website at: www.largoresources.com/investors

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
aguthrie@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.